

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 5, 2017

<u>Via E-mail</u>
Danion Fielding
Vice President, Chief Financial Officer and Treasurer
Getty Realty Corp.
Two Jericho Plaza, Suite 110
Jericho, New York 11753

     Re: Getty Realty Corp.
              Form 10-K for the Year Ended December 31, 2016
              Filed March 2, 2017
              File No. 001-13777

Dear Mr. Fielding:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Kristi Marrone

                  Kristi Marrone
                  Staff Accountant
                  Office of Real Estate
                  & Commodities